

Mail Stop 7010

September 14, 2007

*By US Mail and Facsimile*

Sichenzia Ross Friedman Ference LLP
Agent for Service
Attn: Steve Fleming
Purden Lake Resource Corp.
61 Broadway, 32nd Floor
New York, NY 10006

> **Re:    Purden Lake Resource Corp.**
> **Registration Statement on Form SB-2**
> **Filed August 22, 2007**
> **File No. 333-145620**

Dear Mr. Fleming:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

General Information

1.   Please specify in this section and elsewhere, as appropriate, what type of mineral(s) you will be exploring for on your property, and tailor your disclosure throughout the prospectus accordingly. It is not clear what your exploration targets are, the minerals or elements you will be seeking, or why they are being considered to be of

economic significance.  Please revise to make your facts, beliefs and intentions clear to the average investor. Clearly explain the basis for your proposed exploration program. We may have further comment.

2.     Please discuss the history of the property, including identifying who acquired the property and from whom.  Describe how you found out that the claim was available for sale.

3.     In your next amendment, include the maps referenced on pages 20 and 21.

Summary, page 3

4.     Please state whether Ms. Lopomo has ever visited your property and/or mining claim.

Risk Factors

General

5.     Please add a risk factor that discusses the risk to investors from a corporate governance perspective in having only one officer and director.  For example discuss the risks to the company in regard to the approval of related party transactions, the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties.

6.     Please add a risk factor that discusses the risk to investors due to the fact that your sole officer and director currently controls, and after the offering will control, the company.  For example, Ms. Lopomo will be able to approve matters needing the vote of the shareholders, including electing directors.

"There is the risk that our property does not contain any mineral deposits…," page 5

7.     You state that the "the claim has been staked per British Columbia regulations." Describe the methods used to locate or stake your claim.  Briefly explain the process for staking the claim using the British Columbia Mineral Titles Online computer Internet system.

8.     Please identify who did and who will be conducting the proposed exploration work, and discuss their qualifications.

<u>"Because our current officer and director has other business interests…," page 7</u>

9.  Please expand this risk factor to also discuss the risk to investors due to the fact that Ms. Lopomo is located in New Jersey, while the property is located in British Columbia, Canada.

<u>Description of Business, page 16</u>

<u>General</u>

10. Delete repetitive information in this section.  We note, for example, that you repeat in the "Location, Access, Climate, Local Resources & Infrastructure" subsection on page 19 information that is already in the "General Information" subsection on page 18.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: D. Levy